UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2020 (Report No. 4)

Commission file number: 001-38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

As previously reported, on July 23, 2020, Therapix Biosciences Ltd. (the “Company” or “Therapix”) reported that it submitted to the Tel Aviv-Jaffa District Court (the “Court”) a petition pursuant to the Israeli Insolvency and Economic Rehabilitation Law, 2018, to commence proceedings for the economic rehabilitation of the Company (the “Rehabilitation Petition”), case number 53710-07-20.

On August 14, 2020, the Court issued an order (the “Order”) approving a settlement agreement submitted to the Court by the parties thereto, including the Company and Pure Capital Ltd. (“Pure Capital”), on August 13, 2020 (the “Settlement”), pursuant to which Pure Capital agreed to deposit $1,500,000 with the Company’s temporary trustee nominated by the Court to cover and pay the Company’s debts to be approved in accordance with the procedures outlined in the Settlement, without derogating from any other creditor’s rights towards the Company (the “Deposit”). The Deposit would be provided as a subrogated loan to the Company, inferior to any other debt of the Company, to be repaid only from the proceeds of future public issuances of, or be converted into, ordinary shares of the Company.

In accordance with the terms of the Settlement, delivery of the Deposit will simultaneously trigger the replacement of the Company’s current board of directors with nominees designated by Pure Capital, which nominees were voted upon at the general meeting of the Company’s shareholders convened on August 4, 2020. Furthermore, the Order stated that the terms of the Settlement, including the replacement of the existing board of directors of the Company in favor of Pure Capital’s designated nominees, will not require any additional approval by the Company’s creditors or its shareholders.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: August 17, 2020	By:	/s/ Oz Adler
Name: Oz Adler Title: Chief Executive Officer

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